Exhibit 17.1
April 17, 2007

Mr. Richard Lee
Chairman of the Board
Hanmi Financial Corporation
3660 Wilshire Blvd., Penthouse Suite A
Los Angeles, CA 90010
Dr. Sung Won Sohn
Chief Executive Officer
Hanmi Financial Corporation
3660 Wilshire Blvd., Penthouse Suite A
Los Angeles, CA 90010

Mr. Lee and Dr. Sohn:
The letter provides to you formal notification of my resignation from the Board of Directors of Hanmi Financial Corporation and Hanmi Bank, its wholly owned subsidiary. This resignation is effective April 12, 2007.
It has been an honor to serve the shareholders of this organization for the past few years as a Director and in my various capacities within the Audit, Compliance, Investment & Asset Liability Management and, Nominating & Corporate Governance Committees.
Pursuant to corporate governance concerns, I am no longer confident I can fulfill my fiduciary obligations as a Board member of Hanmi Financial Corporation.

Sincerely,

/s/ Kraig A. Kupiec
Kraig A. Kupiec